UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
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                                 Form 10-C

               REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                        INTERDEALER QUOTATION SYSTEM

          Filed pursuant to Section 13 or 15(d) of the Securities
         Exchange Act of 1934 and Rule 13a-17 or 15d-17 thereunder



                                Purepac, Inc.
                 (Exact name of issuer as specified in charter)



                 200 Elmora Avenue, Elizabeth, New Jersey 07207
                   (Address of principal executive offices)



                               (908) 527-9100
              (Issuer's telephone number, including area code)




                 1. CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.       Title of security:     Common Stock

2.       Number of shares outstanding before the change: 12,581,223

3.       Number of shares outstanding after the change:  15,091,539

4.       Effective date of change:      February 29, 1996

5.       Method of change:      Acquisition
         Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

         Give brief description of transaction: 2,510,316 shares of the Issuer's Common Stock were issued in exchange for all of the Common Stock of three corporations acquired by the Issuer.



                    II.      CHANGE IN NAME OF ISSUER

1.       Name prior to change:  Purepac, Inc.

2.       Name after change:     Faulding Inc.

3.       Effective date of charter amendment changing name: February 29, 1996

4.       Date of shareholder approval of change, if required: February 29, 1996



Date:    March 7, 1996                              /s/Richard F. Moldin
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                                                    Richard F. Moldin
                                                    President and
                                                    Chief Executive Officer